UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

--------------

Commission File Number: 001-35224

----------

Xunlei Limited

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Xunlei Appointed the Chief Operating Officer

Xunlei Limited (Nasdaq: XNET) (the “Company”) announces that Mr. Raymond Weimin Luo, currently a member of the board of directors of the Company, has been appointed as the chief operating officer of the Company, effective April 20, 2020.

Raymond Weimin Luo has been serving as a director of the Company since April 2020. Prior to joining us, Mr. Luo has been an active entrepreneur and investor in China's internet industry since 2012. He was a managing partner at Hongtai Aplus Consumption Fund from 2018 to 2019, a venture partner at Morningside Capital from 2016 to 2018, and the chief executive officer of a supply chain company he founded from 2012 to 2016. Prior to that, Mr. Luo was the chief operating officer at Xunlei from 2006 to 2011. Mr. Luo received his bachelor’s degree in biological engineering from Jinan University in China in 1993.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

Date: April 20, 2020